June 27, 2008

Larry Spirgel

Senior Staff Accountant

United States Securities and Exchange Commission

Washington D.C.  20549

Re:  U.S. Securities and Exchange Commission (the “Commission”) inquiry letter dated June 5, 2008, File No. 0-30786

Dear Mr. Spirgel,

We have received your letter dated June 5, 2008 and have prepared the responses below, which are numbered to correspond with the comments from your letter.

1.

Item 8B.  Other Information, page 21

During the course of our negotiations to acquire the Set-Top Box business from Eagle Broadband, Inc. (“Eagle”), we discussed with Eagle management and personnel our need to provide historical audited financial information and pro forma financial information for the Set-Top Box business in order for us to meet our obligations under the rules and regulations of the SEC.  Eagle management informed us that results for the Set-Top Box operation had never been carved out and reported separately from the operating results of the Eagle parent company operations.  They also noted that the Corporate Controller was the only current employee that had been with Eagle for any length of time, and that was since early 2007.  However, they informed us that they would attempt to provide assistance to us in order to help us meet our reporting obligations.

We acquired the Set-Top Box business from Eagle in mid-October 2007.  During the second week of November 2007, we had a meeting at the Eagle offices with Eagle management, Eagle’s controller and the independent registered public accounting firm that performed the audit of Eagle’s financial statements for the year ended August 31, 2006 in order to discuss the requirements for completing and filing the audited and pro forma financial statements required by the SEC.  During that meeting, we agreed on a list of documents that would need to be provided by Eagle personnel in order for the audit of the Set-Top Box business to take place.

Shortly thereafter, on November 14, 2007, Eagle filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code.  Approximately one week later, we were informed by Eagle management that the Corporate Controller would not be available to assist Nighthawk or the independent registered public accounting firm with preparing schedules necessary to perform the requisite audit of the Set-Top Box business because the controller was integral to filing timely reports with the bankruptcy court and meeting the deadlines set by the court.  Eagle provided names and possible contact information for former accounting department employees that they believed might be useful in producing the required information from Eagle’s accounting programs and servers, but we were unable to obtain assistance from any of the former employees.  We also offered to pay Eagle’s Corporate Controller or his assistant on a contract basis to produce the information, but both refused our offer.

Lastly, we understand that Eagle has not yet paid the independent registered public accounting firm for services performed related to the audit of the Eagle financial statements for the year ended August 31, 2006 or for subsequent quarterly reviews, so this public accounting firm has been unwilling to provide us or our auditors with any access to the corresponding working papers.  As of the date of this letter, we have still not received assistance from Eagle in producing or providing the information required for us to perform and complete the audited financial statements of the Set-Top Box operation.  We highly doubt that any assistance is forthcoming.

We engaged an outside valuation specialist to perform an independent purchase price allocation, which we utilized in our determination of the purchase price allocation disclosed in the financial statements.  A list of tangible assets acquired were provided to the valuation specialist by us, and included accounts receivable, inventory and fixed assets.  These items were identified by us during the acquisition process based in large part on spreadsheets provided to us by Eagle personnel.  The lists of inventory and fixed assets were derived from our physical observation of the listed items, not solely from accounting records provided by Eagle.  Our independent registered public accounting firm also observed certain fixed assets and inventory in connection with their year-end audit.  Values were based on estimated fair values for the listed items or similar items.  Intangible assets were identified and valued by our independent valuation specialist based on their valuation procedures, which included discussions with both Eagle and Nighthawk Systems management, a review of the Set-Top Box acquisition documents, a review of  past (see pro forma discussion below) and expected future operating results of the Set-Top Box business, data and information including the specific nature of the intangible assets, and an analysis of the condition and trends of the Set-Top Box industry.

Set-Top Box results included in the unaudited pro forma information on page F-11 of our Form 10-KSB for the year ended December 31, 2007, were derived by us from two sources.  The 2006 Set-Top Box results included in the pro forma financial disclosure were derived by us from a review of historical Eagle Form 10-Q and Form 10-K filings with the SEC during 2006 and 2007.  Although Eagle did not provided segmental reporting of Set-Top Box results in those filings, information was provided for product sales within the Management’s Discussion and Analysis portion of those quarterly filings.  Based on a discussion with Eagle management, we believe that a majority of the results discussed for product sales within those filings related to Set-Top Box operations.

The 2007 Set-Top Box results included in the pro forma financial disclosure were derived by us from a spreadsheet of purported historical monthly results of the Set-Top Box business from January 2007 through September 2007.  We were unable to agree those results to Eagle’s Form 10-Q filings for 2007, but believe that those results were the most representative detail available to us for the purposes of preparing the unaudited pro forma financial results for 2007.   Eagle did not provide us with any general ledger reports to substantiate results for the Set-Top Box business for 2006 or 2007.

2.

Stock-Based Compensation, page F-8

The expected volatility used to value the options issued in 2007 was 166%.  The volatility percentage on page F-8 was incorrectly presented as 1.66%, should have been stated as 166%.  This clerical error will be corrected in future filings.

3.

Revenue Recognition, page F-9

We believe the disclosure of our revenue recognition policies on page F-9 of our 2007 Form 10-KSB is not clear. With regard to equipment sales, our customers occasionally request bill and hold arrangements.  In those rare instances (the Company had none in 2007 and one bill and hold arrangement for $16,400 in 2006 which it reported in its Form 10-QSB filing as of September 30, 2006), the Company recognizes revenue pursuant to SAB No. 104.

In order to clarify our revenue recognition policies, we propose the following revised Revenue Recognition disclosure in our future filings:

Revenue is recognized when all of the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue from product and equipment sales is usually recognized upon shipment, when all significant obligations of the Company have been satisfied.

Infrequently, the Company receives requests from customers to hold finished product being purchased from the Company for the customer’s convenience. The Company recognizes revenue for such bill and hold arrangements in accordance with the requirements of SAB No. 104 which requires, among other things, the existence of a valid business purpose for the arrangement, the transfer of ownership of the purchased product, the readiness of the product for shipment, the use of customary payment terms, no continuing performance obligation by the Company and segregation of the product from the Company’s inventories.

The Company is often prepaid for airtime services and is also occasionally paid in advance of product delivery.  These amounts are recorded as deferred revenue until the airtime services are provided or until the products have been shipped.  Airtime services revenue was not significant in 2007 or prior years.

4.

Revenue Recognition, page F-9

We believe that the disclosure provided in Note 3 to our 2007 Form 10-KSB related to payments received in advance of product delivery was not stated clearly.  We believe that our proposed changes to our revenue recognition disclosure discussed above will clarify these policies.

5.

Acquisition of Set-Top Box Business, page F-10

We made a determination that the Company has only one reportable segment based on our evaluation of paragraphs 16 and 17 of SFAS 131, which is documented in our files as follows:

Assets recorded for the Set-Top Box business are approximately $4.5 million, which is about 70% of the Company’s total assets, and Set-Top Box business revenues from the date of acquisition through December 31, 2007 were approximately $0.5 million, which is about 31% of the Company’s total revenues.  According to SFAS 131 paragraph 18, separately identified segments that comprise either 10% of total assets, revenues or net income or loss (absolute value) are required to be disclosed separately.  Paragraph 17 states that “Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objectives and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas.” And then lists the areas:

a.

The nature of the products and services.

A primary consideration of the Company in the acquisition of the Set-Top Box business was the similarities that existed between the Company’s existing products and the Set-Top Box business.  Both product lines consist of software and circuit boards installed in boxes that are sold to be “control end points” at the end of a network.  That is, they each perform a control function at the end user service point.  In the case of Nighthawk’s existing products, this function is the opening or closing of electrical circuits or turning on or off some electrical device.  The Set-Top Box business do not yet perform this function, although it is Nighthawk’s intent to integrate this function into the Set-Top Box business’s as this line is assimilated into the Company.  The Set-Top Box business currently controls the flow and access of internet and other media to end user televisions and/or computers.  The primary use and function of each product is to control network functions at the end user point.

b.

The nature of the production processes.

The production processes are the same for both product lines.

c.

The type or class of customers for their products and services.

Both products are sold primarily to the same type of customers, which are network integrators.  Nighthawk doesn’t install the end product, but rather sells it to customers that will include the product in their network installations.  The type of integration may vary from wireless network providers, hotels and utilities, but the implementations and systems are the same.

d.

The methods used to distribute their products or provide their services.

The distribution methods are the same for both product lines.

e.

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Both products go into systems that are regulated by the FCC, including the types of hardware used by the Company.

As indicated in paragraph 17 of SFAS 131, another consideration of segment aggregation is the economic characteristics of each product.  Both products have similar economic characteristics.  The price point for both product lines is generally between $220 and $230 per unit, and the gross margin objectives for both are between 25% and 40%.

We disclosed the components of revenue from external sources and their associated percentages of total revenues for the fiscal years ended December 31, 2007 and 2006, on page 16 of our Form 10-KSB as follows:

	Years Ended December 31,
	2007		2006
Set-Top Box	$510,275	31%	$–	–
Utility products	737,736	44%	348,895	39%
General power control products	356,925	22%	509,944	57%
Airtime and access services	50,162	3%	40,336	4%
	$1,655,098	100%	$899,175	100%

As required by your letter dated June 5, 2008, the Company acknowledges the following:

1)

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2)

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact us with any follow up questions or comments you may have.

Respectfully,

/s/ H. Douglas Saathoff
H. Douglas Saathoff Chief Executive Officer

NIGHTHAWK SYSTEMS EXECUTIVE OFFICES 10715 GULFDALE, STE. 200 SAN ANTONIO, TEXAS 78216 TELEPHONE 210 341 4811 FAX 210 341 2011